Filed by Ready Capital Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Ready Capital Corporation

Commission File No.: 001-35808

NOT FOR IMMEDIATE RELEASE

UDF IV Board Rejects Unsolicited, Non-Binding and Conditional Proposal from NexPoint

IRVING, Texas, February 28, 2025 - United Development Funding IV (“UDF IV” or the “Trust”) today announced that its Board of Trustees unanimously rejected an unsolicited, non-binding and conditional proposal from NexPoint Real Estate Opportunities, LLC, an indirect subsidiary of NexPoint Diversified Real Estate Trust (NXDT), and its affiliates (collectively, “NexPoint”) to acquire the Trust.

Consistent with their fiduciary duties and after consultation with external financial and legal advisors, the Special Committee of the UDF IV Board, comprised of all independent trustees, and the UDF IV Board carefully reviewed NexPoint’s proposal. They assessed the relative benefits and risks of NexPoint’s conditional proposal and the terms of the existing merger agreement under which the Trust agreed to be acquired by Ready Capital (the “Ready Capital Merger Agreement”). Following this review and consideration, the Special Committee unanimously recommended to the Board, and the Board unanimously determined, that, based on relevant financial and other aspects of NexPoint’s proposal, including, among others: execution risk; the limited liquidity of the NXDT stock consideration proposed by NexPoint as compared to the Ready Capital common stock to be issued in the Ready Capital merger; and the anticipated time to diligence and negotiate a possible transaction with NexPoint and obtain required approvals (which the Trust expects would require a minimum of three to four months) as compared to the anticipated closing of the Ready Capital merger shortly after the March 4, 2025 Special Meeting of Trust shareholders, NexPoint’s proposal is not, and is not reasonably expected to lead to a proposal that is, superior to the Ready Capital merger. As a result, the Board determined that, based on the terms of the Ready Capital Merger Agreement, it is not permitted to engage with NexPoint regarding its proposal.

A copy of NexPoint’s proposal, as well as additional information regarding the Ready Capital merger and voting instructions, can be found at www.udfivreadycapmerger.com.

About United Development Funding IV

United Development Funding IV is a Maryland real estate investment trust. UDF IV was formed primarily to generate current interest income by investing in secured loans and producing profits from investments in residential real estate. Additional information about UDF IV can be found on its website at www.udfiv.com. UDF IV may disseminate important information regarding its operations, including financial information, through social media platforms such as Twitter, Facebook and LinkedIn.

Additional Information About the Transaction with Ready Capital

The merger is subject to the approval of UDF IV shareholders and other customary closing conditions. Ready Capital filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) containing a proxy statement/prospectus that was declared effective on January 8, 2025. UDF IV called the Special Meeting to approve the proposed merger and distributed the proxy statement/prospectus and other documents to its shareholders in connection with the Special Meeting beginning on or about January 9, 2025. The proxy statement/prospectus contains important information about the proposed merger and related matters. WE URGE YOU TO READ CAREFULLY THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS, AND ANY AMENDMENTS AND SUPPLEMENTS THERETO, AND THE OTHER RELEVANT DOCUMENTS FILED BY READY CAPITAL WITH THE SEC AND MADE AVAILABLE BY UDF IV BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT READY CAPITAL, UDF IV AND THE PROPOSED MERGER. You may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Ready Capital with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Ready Capital with the SEC are also available free of charge on Ready Capital’s website at www.readycapital.com. UDF IV shareholders may obtain free copies of the proxy statement/prospectus and other relevant documents made available by UDF IV free of charge on www.UDFIVReadyCapMerger.com.

Forward-Looking Statements

This release contains statements that constitute forward-looking statements relating to, among other things, the minimum amount of time required to diligence and negotiate a transaction with NexPoint and obtain required approvals and the anticipated closing timing of the Ready Capital merger. These forward-looking statements are based on UDF IV management’s current expectations and are not guarantees of future performance or future events. Such forward-looking statements generally can be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” or other similar words. Readers should be aware that there are various factors, many of which are beyond UDF IV’s control, which could cause actual results to differ materially from any forward-looking statements made in this release, including, among others, the risk that the Ready Capital merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain UDF IV shareholder approval of the merger or the failure to satisfy the other conditions to completion of the merger; risks that will affect the market prices of the Ready Capital common stock and therefore, the implied value of the shares of Ready Capital common stock to be issued to UDF IV shareholders in the merger; risks that will affect the amount of the pre-closing distributions to UDF IV shareholders, including, among others, developments in litigation involving UDF IV; risks that will affect the amount of contingent consideration, if any, including, among others, the performance of specified UDF IV loans and developments in litigation involving UDF IV; risks related to disruption of management attention from the ongoing business operations due to the merger; the effect of the announcement of the merger on the operating results and businesses generally of Ready Capital and UDF IV; the outcome of any legal proceedings relating to the merger; the ability to retain key personnel; availability of suitable investment opportunities; changes in interest rates; changes in the yield curve; changes in prepayment rates; the availability and terms of financing; general economic conditions; market conditions; inflationary pressures on the capital markets and the general economy; conditions in the market for small balance commercial loans and other investments; legislative and regulatory changes that could adversely affect the businesses of Ready Capital and UDF IV; and risks related to integrating an existing lending platform into Ready Capital’s operations. Accordingly, UDF IV shareholders are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. UDF IV undertakes no obligation to update its forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Investor Relations

1-800-859-9338

investorrelations@umth.com

Media Contact:

Mahmoud Siddig / Lucas Pers / Elizabeth Grayson

Joele Frank, Wilkinson Brimmer Katcher

(212) 895-8668